UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

DECISIONPOINT SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

24345A101 (CUSIP Number)

Nicholas Toms
8697 Research Drive
Irvine, CA 92618
(949) 465-0065

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24345A101

1.	Names of Reporting Persons Nicholas R. Toms

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3	SEC Use Only

4.	Source of Funds (See Instructions) OO (loan).

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization US

Number of Shares Bene-	7.	Sole Voting Power 854,717*
ficially Owned by Each Reporting	8.	Shared Voting Power -0-
Person With	9.	Sole Dispositive Power 854,717*
*Of these shares, 187,961 are issuable upon the exercise of options, 66,365 are issuable upon conversion of Series A Preferred Stock, 111,111 are issuable upon conversion of Series D Preferred Stock and 83,333 are issuable upon the exercise of warrants.	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 854,717*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)□

13.	Percent of Class Represented by Amount in Row (11) 6.8% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 12,144,096 shares outstanding as of September 20, 2013.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns 854,717 shares of the Issuer’s common stock. Of these shares 187,961 are issuable upon the exercise of options, 66,365 are issuable upon conversion of Series A Preferred Stock, 111,111 are issuable upon conversion of Series D Preferred Stock and 83,333 are issuable upon the exercise of warrants.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 854,717 shares of common stock of the Issuer.

(c)
On August 21, 2013, the Reporting Person purchased 166,667 Units from the Issuer for an aggregate purchase price of $100,000, each Unit consisting of one share of common stock and one warrant to purchase one-half of one share of common stock. The warrants have a five-year terms and an exercise price of $1.00 per share. Other than as reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 854,717 shares of common stock reported in Item 5(a).

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2013	/s/ Nicholas R. Toms
Nicholas R. Toms